Public Christophe Fouquet Closing remarks ASML Investor Day Veldhoven, The Netherlands November 14, 2024 President and Chief Executive Officer Small Talk 2024 Exhibit 99.8

Public • The Semiconductor Industry remains strong and Artificial Intelligence is expected to create further opportunity as major investments in supercomputing are happening and the entire industry is preparing to insert AI in all critical future applications • Our industry will require major innovations to address the anticipated cost and power consumption challenges of AI and this will further boost the industry roadmap in a product mix shifting towards advanced logic and DRAM • Our customers remain at the core of our strategy, and we believe that lithography will remain at the heart of their innovation. We also anticipate that an increased number of critical lithography exposures for advanced logic and memory processes will continue to support our customers in addressing their challenges • We expect that our ability to 1) scale our EUV technology well into the next decade, 2) extend holistic lithography into supporting 3D front end integration and 3) improve the performance and cost effectiveness of our DUV products will continue to address all our customers needs with a flexible and versatile portfolio • We will continue to leverage our large and growing systems installed base (DUV, EUV) to provide high value service and upgrades over a >20 years lifetime • ASML values the strong industry partnerships which are critical to our success and our collective commitment to a leadership position in ESG We expect that our ability to scale EUV technology into the next decade and extend our versatile holistic lithography portfolio could place ASML at the heart of the AI opportunity. This would continue to create significant growth in revenue and profitability in this decade. November 14, 2024 Page 2

Public • The long-term outlook for the semiconductor industry remains promising, given the role of semis as mission-critical enablers of multiple megatrends. As a result, we expect global semi sales to grow at 9% CAGR (2025-2030) & surpass $1T by 2030. • This translates into an overall wafer demand growth of 780K wafer starts per month per year (2025-2030). • The rise of AI as a leading end driver also implies a positive mix-shift in the wafer demand profile from litho spending perspective. • We expect 5-8% extra overall wafer capacity by 2030 on top of demand-driven additions, owing to strategic considerations. • We expect Advanced Logic & DRAM shrink to drive further EUV litho layers & spending. • For Advanced Logic, we expect an EUV litho spending CAGR of 10-20%. • For DRAM, we expect an EUV litho spending CAGR of 15-25%. • This expected growth in semiconductor end markets and increasing lithography spending on future nodes fuel demand for our products and services • Based on different market and lithography intensity scenarios, we see an opportunity to achieve 2030 annual revenue between approximately €44 billion and €60 billion with gross margin between approximately 56% and 60% • We expect to continue to return significant amounts of cash to our shareholders through a combination of growing dividends and share buybacks Industry dynamics continue to create opportunity for significant growth in revenue and profitability in this decade November 14, 2024 Page 3

Public Forward Looking Statements This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to our strategy, plans and expected trends, including trends in end markets and the technology industry and business environment trends, including the emergence of AI and its potential opportunities and expectations for the semiconductor industry, including computing power, advanced logic nodes and DRAM memory, statements with respect to Moore’s law and expected transistor growth and aspirations by 2030, global market trends and technology, product and customer roadmaps, long term outlook and expected lithography and semiconductor industry growth and trends and expected growth in semiconductor sales and semiconductor market opportunity through to 2030 and beyond, expected growth in wafer demand and capacity and additional wafer capacity requirements, expected investments by our customers, including investments in our technology and in wafer capacity, plans to increase capacity, expected growth in lithography spend, growth opportunities including opportunities for growth in service and upgrades and opportunities for growth in Installed Base Management sales, expected growth and gross margins in the holistic lithography business and expected addressable market for Applications products, expectations and benefits of a growing installed base, ASML’s and its supplier’s capacity, expected production of systems, model scenarios and the updated model for 2030, including annual revenue and gross margin opportunity and development potential for 2030, outlook and expected, modelled or potential financial results, including revenue opportunity, gross margin, R&D costs, SG&A costs, capital expenditure, cash conversion cycle and annualized effective tax rate for 2030 and assumptions and drivers underlying such expected, modelled or potential amounts, and other assumptions underlying our business and financial models, expected trends, outlook and growth in semiconductor end markets and long term growth opportunities, demand and demand drivers, expected opportunities and growth drivers for and technological innovation of our products including DUV EUV, High NA, Hyper NA, Applications, and other products impacting productivity and costs, transistor dimensions, logic and DRAM shrink, foundry competition, statements with respect to dividends and share buybacks and our capital return policy, including expectation to return significant amounts of cash to shareholders through growing dividends and buybacks and statements with respect to energy generation and consumption trends and the drive toward energy efficiency, emissions reduction and greenhouse gas neutrality goals and target dates to achieve greenhouse gas neutrality, zero waste from operations and other ESG targets and ambitions and plans to maintain a leadership position in ESG, increasing technological sovereignty across the world and the expected impact on semiconductor sales, including specific goals of countries across the world, increasing competition in the foundry business, estimates for 2024 and other non-historical statements. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", “opportunity”, “scenario”, “guidance,” "intend", "continue", "target", "future", "progress", "goal" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions, models, opportunities and projections about our business and our future and potential financial results and readers should not place undue reliance on them. Forward- looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, customer demand, semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, lithography tool utilization and semiconductor inventory levels, general trends and consumer confidence in the semiconductor industry and end markets, the impact of general economic conditions, including the impact of the current macroeconomic environment on the semiconductor industry, uncertainty around a market recovery including the timing thereof, the impact of inflation, interest rates, wars and geopolitical developments, the impact of pandemics, the performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, risks relating to fluctuations in net bookings and our ability to convert bookings into sales, the risk of order cancellation or push outs and restrictions on shipments of ordered systems under export controls, risks relating to technology, product and customer roadmaps and Moore’s law, risks relating to the trade environment, import/export and national security regulations and orders and their impact on us, including the impact of changes in export regulations and the impact of such regulations on our ability to obtain necessary licenses and to sell our systems and provide services to certain customers, exchange rate fluctuations, changes in tax rates, available liquidity and free cash flow and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares that we repurchase under our share repurchase programs, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and execute our ESG strategy, other factors that may impact ASML’s business or financial results including the risk that actual results may differ materially from the models, potential and opportunity we present for 2030 and other future periods, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2023 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. This document and related discussions contain statements relating to our approach to and interim progress on achieving certain energy efficiency and greenhouse gas emissions reduction targets, including our ambition to achieve greenhouse gas neutrality. References to “greenhouse gas neutral” means remaining emissions, after ASML’s efforts to reach its GHG emission reduction targets, compensated by the same amount of metric tons of carbon credits that are verified against recognised quality standards. Page 4November 14, 2024

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